SCHEDULE A

Series or Fund of Trust for Advised Portfolios	Annual Fee Rate as a Percentage of Average Daily et Assets
Soundwatch Hedged Equity Fund	0.66%

Approved by the Board of Trustees: May 26, 2016

Revised Schedule A Last Approved by the Board of Trustees: February 27, 2019

TRUST FOR ADVISED PORTFOLIOS	SOUNDWATCH CAPITAL, LLC

By: /s/ Christopher E. Kashmerick	By: /s/ Robert Hammer
Name: Christopher E. Kashmerick	Name: Robert Hammer
Title: President	Title: CEO